NEWS RELEASE

CIBC ANNOUNCES SALE OF MERCHANT BANKING INVESTMENT

TORONTO, July 14, 2004 — CIBC today announced the pending sale of its shares in Seisint, Inc. pursuant to the proposed acquisition of Seisint by LexisNexis, a division of Reed Elsevier Inc. Completion of the acquisition is subject to the approval of Seisint’s shareholders and regulatory approval in the United States.

CIBC acquired shares of Seisint in 2002 when it bought a portfolio of merchant banking investments from Accenture. CIBC expects to realize a net gain of approximately $C93m pre-tax on the sale ($C52m after tax) in the fourth quarter when the transaction is expected to close.

A note about forward-looking statements
This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, financial condition, strategies and outlook of CIBC. These forward-looking statements are subject to inherent risks and uncertainties that may be general or specific, including the approval of Seisint’s shareholders and regulatory approval in the United States. A variety of factors, many of which are beyond CIBC’s control could cause actual results to differ materially from the expectations expressed in CIBC’s forward-looking statements. Readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this news release.

Media Contact: Rob McLeod (416) 980-3714
Investor Relations Contact: Kathryn A. Humber (416) 980-3341